Valneva Announces Filing of 2024 Universal Registration Document and US Form 20-F

March 25, 2025

Saint-Herblain (France), March 25, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announced today the filing, on March 24, 2025, of its 2024 Universal Registration Document (URD) with the French Financial Markets Authority (AMF) under the filing number D.25-0140 and its Form 20-F with the U.S. Securities and Exchange Commission (SEC).
Valneva’s 2024 Universal Registration Document – available in its entirety in French – includes the Company’s 2024 Annual Financial Report, the Company’s Annual Management Report, the Board of Directors’ Corporate Governance Report and the Company’s Sustainability Statement. The Sustainability Statement is available in both English and French.
These documents are available on Valneva’s website (https://valneva.com/investors/financial-reports/) and will also be available on the AMF (www.amf-france.org/) and SEC (www.sec.gov/) websites, respectively. Hard copies of these documents may be obtained from the Company, free of charge, upon request at the following address: 6 rue Alain Bombard, 44800 Saint-Herblain, France.
About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com